February 27, 2008

John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re: File No. 1-10348 (Precision Castparts Corp.)

Dear Mr. Cash:

We received your letter dated January 29, 2008 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR FISCAL YEAR ENDED APRIL 1, 2007

Condensed Consolidating Financial Statements, page 71

1.	Based on our review of the condensed consolidating financial statements included in your Form 10-K and Forms 10-Q, we note the parent company had no revenues during each period presented; however we also note the parent company presented significant positive cash flows during each period. It appears to us that this may have resulted from the improper classification of changes in inter-company receivables/payables in operating cash flows rather than financing cash flows during the periods presented. Please explain to us how and why you believe your current presentation complies with SFAS 95 or tell us how you intend to revise future filings to comply with SFAS 95.

Response

PCC has four primary types of intercompany cash flows:

•	Purchases/Sales of goods and/or services

•

Securitization of accounts receivable – Precision Receivables Corp., a non-guarantor subsidiary, acquires receivables from certain guarantor subsidiaries to serve as collateral for PCC’s borrowings under the securitization facility.

•	Interest-bearing loans

•	Excess cash/cash shortfalls – Excess cash is sent to the parent company and any shortfalls at the subsidiaries are funded by the parent company.

Based on guidance in SFAS 95 and related amendments and interpretations, the following reporting is appropriate for the Company’s intercompany cash flows and has been reflected in our third quarter Form 10-Q filed on February 8, 2008:

Purchases/Sales of Goods and/or Services

Paragraphs 22 and 23 of SFAS 95 state, in part, the following:

22.	Cash inflows from operating activities are:

a.	Cash receipts from sales of goods or services, including receipts from collection or sale or accounts and both short- and long-term notes receivable from customers arising from those sales

23. Cash outflows for operating activities are:

a.	Cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods

b.	Cash payments to other suppliers and employees for other goods or services.

Based on the above guidance, purchases and sales of goods and/or services should be classified as operating activities. While these transactions are eliminated in the preparation of our consolidated statement of cash flows, no eliminations are required in the condensed consolidating cash flow information since the operating cash flows are presented as a single line item. This is consistent with the Company’s historical presentation.

Securitized Accounts Receivable

SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated March 4, 2005, Section II.A.1 provides guidance on classification of cash receipts from inventory sales as follows: “Paragraph 22a of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22a clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others; regardless of whether those receivables are on account or stem from the issuance of a note; and regardless of whether they are collected in the short-term or the long-term.”

(http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P384_52979)

Proceeds/payments related to the sales of customer accounts receivable are classified as investing activity by the acquiring entity and as operating activity by the selling entity. The Company has historically classified proceeds and payments related to securitized accounts receivable as operating cash flows for both the acquiring entity and the selling entity. Therefore, PCC has reclassified the cash flows associated with the purchases of receivables by Precision Receivables Corporation, a non-guarantor subsidiary, from operating cash flows to investing cash flows in the consolidating cash flow information. The cash flows of the selling entities are properly classified as operating inflows, but an elimination entry will be added to the condensed consolidating cash flow information in order to properly eliminate the intercompany activity on a consolidated basis.

Interest-Bearing Loans

Paragraph 15 of SFAS 95 states that “investing activities include making and collecting loans.” Paragraph 19b of SFAS 95 states that “cash inflows from financing activities are proceeds from issuing bonds, mortgages, notes, and from other short- and long-term borrowing.” Paragraph 20b of SFAS 95 states that “cash outflows for financing activities are … repayments of amounts borrowed.” Paragraphs 22b and 23d of SFAS 95 state that cash flows associated with interest payments are classified as operating activities.

Based on the above, distribution and repayment of loans should be classified as an investing activity by the lending entity and as a financing activity by the borrower. Cash flows associated with interest payments are classified as operating activities by both parties. The Company has historically classified all intercompany loan activity as operating activities. Accordingly, reclassifications have been made to reflect cash flows associated with intercompany interest-bearing loans as an investing activity by the lender and a financing activity by the borrower.

Also, an elimination entry has been added to the condensed consolidating cash flow information to properly eliminate the intercompany activity on a consolidated basis.

Excess Cash and Cash Shortfalls

Paragraph 15 of SFAS 95 states that “investing activities include making and collecting loans.” Paragraph 19b of SFAS 95 states that “cash inflows from financing activities are … proceeds from issuing bonds, mortgages, notes, and from other short- and long-term borrowing.”

PCC parent company is a net borrower, and its inflows from subsidiaries represent “other short- and long-term borrowings.” The Company has historically classified this activity as an operating activity. Accordingly, reclassifications have been made to reflect inflows from subsidiaries in the Parent column as a financing activity. Related cash outflows by the subsidiaries were also historically classified as an operating activity, and this activity has been reclassified as an investing activity.

SUMMARY

Based on the SEC’s request to revise future filings, we completed the reallocation of cash flow activity and included these changes in our third quarter Form 10-Q filed on February 8, 2008. The reallocations did not impact the Company’s consolidated statement of cash flows as all of the intercompany activity reflected in the condensed consolidating cash flow information eliminates in consolidation. Prior year amounts included in our third quarter Form 10-Q were reclassified and marked “As restated” with disclosure regarding the nature of the restatement. Consistent with your guidance to revise future filings, this will also be done for our Form 10-K for the year ending March 30, 2008 that is due to be filed on May 29, 2008.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Shawn Hagel, Vice President and Corporate Controller, at (503) 417-4844 or me at (503) 417-4810.

Sincerely,

/s/ William D. Larsson
William D. Larsson
Senior Vice President and
Chief Financial Officer